UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Glatfelter Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

377316104

(CUSIP Number)

Carlson Capital, L.P.

Attn: Rahim Ibrahim

2100 McKinney Avenue, Suite 1900

Dallas TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377316104	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,983,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,983,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) PN, IA

CUSIP No. 377316104	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,883,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,883,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,883,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 377316104	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 377316104	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,983,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,983,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 377316104	SCHEDULE 13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,983,288
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,983,288

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,983,288
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2022 (as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on March 31, 2023, Amendment No. 2 to the Original Schedule 13D filed with the SEC on September 8, 2023, Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 13, 2023, Amendment No. 4 to the Original Schedule 13D filed with the SEC on July 2, 2024, and this Amendment No. 5, the “Schedule 13D”) with respect to shares of common stock, par value $0.01 per share (the “Common Shares”), of Glatfelter Corporation (the “Issuer”). This Amendment No. 5 amends Items 3 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons received the amounts set forth in Annex B from the sale of the Common Shares reported in this Amendment No. 5.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 3,983,288 Common Shares. Based upon a total of 45,397,132 Common Shares outstanding as of June 30, 2024, the Reporting Persons’ shares represent approximately 8.8% of the outstanding Common Shares.

Carlson Capital, Asgard II and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of the 3,983,288 Common Shares reported herein as owned by DOF.

DOF may be deemed to beneficially own and has the power to vote and dispose the 3,983,288 Common Shares reported herein as owned by it, which shares represent approximately 8.8% of the outstanding Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the last 60 days preceding September 26, 2024, other than as set forth herein on Appendix B.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2024

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CLINT D. CARLSON

/s/ Clint D. Carlson

Appendix B

Set forth below is a list of transactions in shares of the Issuer’s Common Shares which, to the best of the knowledge of the Reporting Persons, have been effected in the past 60 days preceding September 26, 2024, in the ordinary course of business. The Reporting Persons engaged in the following open market transactions which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the price per share on each day at which the transactions were effected:

Trade Date	Entity	Purchase or Sale	Quantity	Price
09/19/2024	Double Black Diamond Offshore Ltd.	Sale	13,588	$1.84
09/19/2024	Double Black Diamond Offshore Ltd.	Sale	33,096	$1.81
09/19/2024	Double Black Diamond Offshore Ltd.	Sale	1,000	$1.85
09/19/2024	Double Black Diamond Offshore Ltd.	Sale	1,000	$1.85
09/19/2024	Double Black Diamond Offshore Ltd.	Sale	1,000	$1.85
09/19/2024	Double Black Diamond Offshore Ltd.	Sale	316	$1.73
09/25/2024	Double Black Diamond Offshore Ltd.	Sale	200,000	$1.74
09/25/2024	Double Black Diamond Offshore Ltd.	Sale	120,000	$1.74
09/25/2024	Double Black Diamond Offshore Ltd.	Sale	691	$1.74
09/26/2024	Double Black Diamond Offshore Ltd.	Sale	102,459	$1.80
09/26/2024	Double Black Diamond Offshore Ltd.	Sale	9,241	$1.80
09/26/2024	Double Black Diamond Offshore Ltd.	Sale	135,000	$1.75
09/26/2024	Double Black Diamond Offshore Ltd.	Sale	88,300	$1.86
09/26/2024	Double Black Diamond Offshore Ltd.	Sale	16,712	$1.86